Dreyfus Massachusetts Municipal Money Market Fund

ANNUAL REPORT November 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Massachusetts Municipal Money Market Fund, covering the 12-month period from December 1, 2007, through November 30, 2008.

The U.S. and global economies suffered during the reporting period amid a financial crisis that sparked declines in virtually all areas of the financial markets. According to our Chief Economist, four key elements fueled the crisis: a sharp decline in home prices; high leverage and an ambiguous private/public status at mortgage agencies Fannie Mae and Freddie Mac; high leverage among financial institutions, especially investment banks; and regulatory policies and behaviors that exacerbated financial stresses.

The federal government subsequently stepped in with a number of measures, including a Temporary Guarantee Program for Money Market Funds and a $700 billion rescue package intended to promote greater liquidity in the financial markets. However, the U.S. and global financial systems remain fragile, and economic weakness is likely to persist.

In our view, today's investment environment is rife with near-term challenges and long-term opportunities. Now more than ever, it is important to ensure that your investments are aligned with your current needs, future goals and attitudes toward risk. We urge you to speak regularly with your financial advisor, who can recommend the course of action that is right for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
December 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2007, through November 30, 2008, as provided by Bill Vasiliou, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended November 30, 2008, Dreyfus Massachusetts Municipal Money Market Fund produced a yield of 2.09%. Taking into account the effects of compounding, the fund produced an effective yield of 2.11%.[1]

Yields of tax-exempt money market instruments declined over the reporting period as the U.S. economy slowed and a financial crisis intensified.

The Fund's Investment Approach

The fund's objective is to seek as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue its goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Massachusetts state income taxes. The fund also may invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, municipal money market obligations that provide income exempt from federal and Massachusetts state income taxes. Second, we actively manage the fund's average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Massachusetts's short-term municipal marketplace, while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

Economic Slump and Financial Crisis Roiled Credit Markets

Economic conditions had already begun to deteriorate by the start of the reporting period when housing prices and consumer confidence declined. The Federal Reserve Board (the "Fed") responded with several reductions of the overnight federal funds rate, driving it from 4.25% at the start of the reporting period to just 1.00% at the end. Yields of tax-exempt money market instruments generally declined along with short-term interest rates.

As the economy slowed, a credit crisis that began in 2007 in the subprime mortgage sector intensified. Faced with massive losses from mortgage- and asset-backed securities, institutional investors were compelled to sell their more liquid and creditworthy holdings to meet margin calls. Although the Fed worked to restore stability to the credit markets, the credit crunch developed into a global financial crisis over the summer of 2008, leading to the failures and government bailouts of several major financial institutions.

The short-term credit markets also were affected by the crisis, as liquidity concerns caused dislocations among short-term money market instruments, including tax-exempt variable rate demand notes ("VRDNs"). In an effort to shore up investor confidence and help restore stability to the financial system, the U.S. Department of the Treasury supported banks and short-term lending with several unprecedented measures. These interventions appeared to mitigate stresses in the banking system, and liquidity and yields in the VRDN market returned to normalized levels by the end of the reporting period.

The financial crisis and economic downturn put fiscal pressure on the state of Massachusetts, which, like many other states, was undermined by lower-than-projected tax revenues. As of the reporting period's end, Massachusetts was searching for ways to bridge projected budget deficits.

Independent Research Helped Avoid Credit Problems

We adopted rigorous credit and liquidity standards in this challenging environment, investing exclusively in direct municipal obligations that have been independently approved by our credit analysts. As part of our conservative investment posture, we worked closely with our research staff to increase credit surveillance of the fund's holdings.

Over much of the reporting period, we set the fund's weighted average maturity in a range that was longer than industry averages to maintain higher yields while interest rates fell. However, we recently shortened the fund's weighted average maturity to weather the dislocations caused by the financial crisis. This enabled us to take greater advantage of the temporarily high yields offered by VRDNs at the time.

Maintaining a Conservative Investment Posture

As the financial crisis persisted, the Fed reduced the federal funds rate further in December to a range of 0% – 0.25% in its latest effort to support the credit markets and economic activity. We intend to maintain a conservative credit selection strategy, and we may further reduce the fund's weighted average maturity until we are confident that the crisis and volatility that typically affects the tax-exempt money markets at year-end have passed.

December 16, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Massachusetts Municipal Money Market Fund from June 1, 2008 to November 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2008

Expenses paid per $1,000†	$ 3.01
Ending value (after expenses)	$1,009.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2008

Expenses paid per $1,000†	$ 3.03
Ending value (after expenses)	$1,022.00

† *Expenses are equal to the fund's annualized expense ratio of .60%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2008

Short-Term Investments—97.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts—96.5%				
Berkshire Regional Transit Authority, RAN	3.50	9/11/09	1,270,000	1,283,743
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.00	12/7/08	4,640,000 [a]	4,640,000
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.00	12/7/08	6,795,000 [a]	6,795,000
Dartmouth, GO Notes (Municipal Purpose Loan) (Insured; FSA)	3.38	2/15/09	516,000	518,093
Haverhill, GO Notes, BAN	3.50	12/12/08	3,500,000	3,500,510
Haverhill, GO Notes, BAN	2.50	3/27/09	2,725,000	2,730,349
Lexington, GO Notes (Municipal Purpose Loan)	3.50	2/15/09	1,463,000	1,468,092
Massachusetts, Consolidated Loan	5.75	2/1/09	1,600,000	1,607,967
Massachusetts, Consolidated Loan (Liquidity Facility; Dexia Credit Locale)	0.95	12/1/08	9,000,000 [a]	9,000,000
Massachusetts, CP (Liquidity Facility; JPMorgan Chase Bank)	1.05	2/11/09	5,250,000	5,250,000
Massachusetts, GO Notes, Refunding	5.00	10/1/09	795,000	814,899
Massachusetts Bay Transportation Authority (General Transportation System) (Liquidity Facility; Dexia Credit Locale)	1.50	12/7/08	2,000,000 [a]	2,000,000
Massachusetts Bay Transportation Authority, Refunding (General Transportation System)	7.00	3/1/09	1,000,000	1,013,319

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Assisted Living Facilities Revenue (Whaler's Cove Project) (LOC; Wachovia Bank)	1.26	12/7/08	11,000,000 [a]	11,000,000
Massachusetts Development Finance Agency, IDR (Metalcrafters, Inc. Issue) (LOC; Bank of America)	1.15	12/7/08	2,340,000 [a]	2,340,000
Massachusetts Development Finance Agency, Multi-Mode Revenue (Worcester Academy Project) (LOC; Allied Irish Banks)	1.00	12/7/08	2,500,000 [a]	2,500,000
Massachusetts Development Finance Agency, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.14	12/7/08	11,440,000 [a,b]	11,440,000
Massachusetts Development Finance Agency, Revenue (Abby Kelley Foster Charter Public School Issue) (LOC; TD Banknorth NA)	1.00	12/7/08	5,000,000 [a]	5,000,000
Massachusetts Development Finance Agency, Revenue (Alliance Health of Massachusetts Project) (LOC; PNC Bank)	1.03	12/7/08	3,400,000 [a]	3,400,000
Massachusetts Development Finance Agency, Revenue (Beaver Country Day School Issue) (LOC; Allied Irish Banks)	1.53	12/7/08	2,400,000 [a]	2,400,000
Massachusetts Development Finance Agency, Revenue (Catania-Spagna Issue) (LOC; Lloyds TSB Bank PLC)	1.15	12/7/08	2,375,000 [a]	2,375,000
Massachusetts Development Finance Agency, Revenue (Charles River School Issue) (LOC; Royal Bank of Scotland PLC)	1.03	12/7/08	3,000,000 [a]	3,000,000
Massachusetts Development Finance Agency, Revenue (Checon Corporation Issue) (LOC; Bank of America)	1.15	12/7/08	3,825,000 [a]	3,825,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Revenue (Community Resources for Justice Issue) (LOC; RBS Citizens Bank)	1.01	12/7/08	1,450,000 [a]	1,450,000
Massachusetts Development Finance Agency, Revenue (Decas Cranberry Issue) (LOC; Bank of America)	1.20	12/7/08	1,400,000 [a]	1,400,000
Massachusetts Development Finance Agency, Revenue (ECM Plastics Issue) (LOC; PNC Bank)	1.10	12/7/08	1,890,000 [a]	1,890,000
Massachusetts Development Finance Agency, Revenue (Fessenden School Issue) (LOC; Bank of America)	1.10	12/7/08	3,800,000 [a]	3,800,000
Massachusetts Development Finance Agency, Revenue (JHC Assisted Living Corporation Issue) (LOC; TD Banknorth NA)	1.00	12/7/08	4,805,000 [a]	4,805,000
Massachusetts Development Finance Agency, Revenue (Lasell College Issue) (LOC; RBS Citizens Bank)	1.02	12/7/08	500,000 [a]	500,000
Massachusetts Development Finance Agency, Revenue (Lasell College Issue) (LOC; RBS Citizens Bank)	1.02	12/7/08	2,000,000 [a]	2,000,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	1.10	12/7/08	2,900,000 [a]	2,900,000
Massachusetts Development Finance Agency, Revenue (Meadowbrook School Project) (LOC; Allied Irish Banks)	1.53	12/7/08	3,880,000 [a]	3,880,000
Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (LOC; JPMorgan Chase Bank)	1.10	12/7/08	5,000,000 [a]	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Revenue (South Area Solomon Schechter Day School Issue) (LOC; Fifth Third Bank)	1.78	12/7/08	9,000,000 [a]	9,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	1.30	12/7/08	13,900,000 [a]	13,900,000
Massachusetts Development Finance Agency, Revenue (The Brimmer and May School Issue) (LOC; Comerica Bank)	2.03	12/7/08	9,840,000 [a]	9,840,000
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; Assured Guaranty)	3.00	1/1/09	3,325,000	3,327,771
Massachusetts Development Finance Agency, Revenue (Wilbraham and Monson Academy Issue) (LOC; Fifth Third Bank)	3.05	12/7/08	3,435,000 [a]	3,435,000
Massachusetts Development Finance Agency, Revenue (Young Mens's Christian Association of Greater Worcester Issue) (LOC; TD Banknorth NA)	1.08	12/7/08	5,425,000 [a]	5,425,000
Massachusetts Development Finance Agency, Revenue (Youth Opportunities Upheld, Inc. Issue) (LOC; TD Banknorth NA)	1.00	12/7/08	8,995,000 [a]	8,995,000
Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank)	1.25	12/7/08	10,000,000 [a]	10,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	1.15	12/7/08	4,900,000 [a]	4,900,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Bank of America)	1.50	12/1/08	6,400,000 [a]	6,400,000
Massachusetts Health and Educational Facilities Authority, Revenue (Great Brook Valley Health Center Issue) (LOC; TD Banknorth NA)	1.01	12/7/08	1,000,000 [a]	1,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.25	5/14/09	3,600,000	3,600,000
Massachusetts Health and Educational Facilities Authority, Revenue (South Shore Property Issue) (LOC; Wachovia Bank)	1.13	12/7/08	11,700,000 [a]	11,700,000
Massachusetts Industrial Finance Agency, Revenue (Heritage at Hingham Issue) (Liquidity Facility; FNMA and LOC; FNMA)	1.23	12/7/08	6,760,000 [a]	6,760,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue (LOC; Landesbank Hessen-Thuringen Girozentrale)	0.90	12/7/08	2,800,000 [a]	2,800,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	0.95	12/1/08	1,655,000 [a]	1,655,000
Melrose, GO Notes, BAN	2.50	5/20/09	1,200,000	1,202,744
Nahant, GO Notes, BAN	2.50	9/11/09	1,866,000	1,874,546
Nashoba Regional School District, GO Notes, BAN	2.25	9/11/09	1,665,000	1,668,170

Short-Term Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Salisbury, GO Notes, BAN	2.25	7/23/09	2,730,000	2,736,862
Wenham, GO Notes, BAN	2.10	2/6/09	952,000	952,857
West Springfield, GO Notes (Municipal Purpose Loan) (Insured; FSA)	4.00	12/1/08	871,000	871,000
U.S. Related−.6%				
Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority, Higher Educational Revenue (Ana G. Mendez University System Project) (LOC; Banco Santander)	0.85	12/7/08	1,500,000 [a]	1,500,000
Total Investments (cost $229,070,922)			**97.1%**	**229,070,922**
Cash and Receivables (Net)			**2.9%**	**6,861,983**
Net Assets			**100.0%**	**235,932,905**

[a] *Variable rate demand note—rate shown is the interest rate in effect at November 30, 2008. Maturity date represents the next demand date, or the ultimate maturity date if earlier.*

[b] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2008, this security amounted to $11,440,000 or 4.8% of net assets.*

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	86.4
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	4.2
Not Rated[d]		Not Rated[d]		Not Rated[d]	9.4
					100.0

[†] *Based on total investments.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	229,070,922	229,070,922
Cash		6,353,990
Interest receivable		759,111
Prepaid expenses		15,408
		236,199,431
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		79,579
Payable for shares of Beneficial Interest redeemed		140,591
Accrued expenses		46,356
		266,526
Net Assets ($)		**235,932,905**
Composition of Net Assets ($):		
Paid-in capital		235,931,790
Accumulated net realized gain (loss) on investments		1,115
Net Assets ($)		**235,932,905**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		235,950,526
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended November 30, 2008

Investment Income ($):	
Interest Income	**5,863,202**
Expenses:	
Management fee–Note 2(a)	1,107,607
Shareholder servicing costs–Note 2(b)	101,412
Professional fees	67,487
Custodian fees–Note 2(b)	28,561
Treasury insurance expense–Note 1(e)	17,699
Trustees' fees and expenses–Note 2(c)	16,449
Registration fees	13,791
Prospectus and shareholders' reports	1,221
Miscellaneous	26,261
Total Expenses	**1,380,488**
Less–reduction in fees due to earnings credits–Note 1(b)	(52,881)
Net Expenses	**1,327,607**
Investment Income–Net	**4,535,595**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**1,130**
Net Increase in Net Assets Resulting from Operations	**4,536,725**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2008	2007
Operations ($):		
Investment income−net	4,535,595	4,957,518
Net realized gain (loss) on investments	1,130	71
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,536,725**	**4,957,589**
Dividends to Shareholders from ($):		
Investment income−net	**(4,535,595)**	**(4,957,518)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	601,243,311	348,299,121
Dividends reinvested	2,364,246	2,603,731
Cost of shares redeemed	(551,067,388)	(329,821,176)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**52,540,169**	**21,081,676**
Total Increase (Decrease) in Net Assets	**52,541,299**	**21,081,747**
Net Assets ($):		
Beginning of Period	183,391,606	162,309,859
End of Period	**235,932,905**	**183,391,606**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,			Ten Months Ended November 30,	Year Ended January 31,	
	2008	2007	2006	2005[a]	2005	2004
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.021	.030	.028	.015	.006	.005
Distributions:						
Dividends from investment income−net	(.021)	(.030)	(.028)	(.015)	(.006)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.11	3.08	2.79	1.82[b]	.65	.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.62	.65	.65	.65[b]	.65	.62
Ratio of net expenses to average net assets	.60	.65	.65	.65[b]	.65	.62
Ratio of net investment income to average net assets	2.05	3.04	2.75	1.81[b]	.62	.48
Net Assets, end of period ($ x 1,000)	235,933	183,392	162,310	157,817	137,292	188,232

[a] The fund changed its fiscal year year end from January 31 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Massachusetts Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The fund adopted Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements.

Various inputs are used in determining the value of the fund's investments relating to FAS 157. These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.
Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3—significant unobservable inputs (including the fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of November 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1–Quoted Prices	0
Level 2–Other Significant Observable Inputs	229,070,922
Level 3–Significant Unobservable Inputs	0
Total	**229,070,922**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended November 30, 2008.

As of and during the period ended November 30, 2008, the fund did not have any liabilities for any unrecognized tax positions. The fund recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended November 30, 2008 remains subject to examination by the Internal Revenue Service and state taxing authorities.

At November 30, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2008 and November 30, 2007, were all tax exempt income.

At November 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

(e) Treasury's Temporary Guarantee Program: The fund has entered into a Guarantee Agreement with the United States Department of the Treasury (the "Treasury") to participate in the Treasury's Temporary Guarantee Program for Money Market Funds (the "Program").

Under the Program, the Treasury guarantees the share price of shares of the fund held by shareholders as of September 19, 2008 at $1.00 per share if the fund's net asset value per share falls below $0.995 (a "Guarantee Event") and the fund liquidates. Recovery under the Program is subject to certain conditions and limitations.

Fund shares acquired by investors after September 19, 2008 that increase the number of fund shares the investor held at the close of business on September 19, 2008 are not eligible for protection under the Program. In addition, fund shares acquired by investors who did not hold fund shares at the close of business on September 19, 2008 are not eligible for protection under the Program.

The Program, which was originally set to expire on December 18, 2008, has been extended by the Treasury until April 30, 2009, after which the Secretary of the Treasury will review the need for, and terms of, the Program. Participation in the initial term and the extended period of the Program required a payment to the Treasury in the amount of .01% and .015%, respectively, of the fund's shares outstanding as of September 19, 2008 (valued at $1.00 per share). This expense is being borne by the fund without regard to any expense limitation currently in effect.

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

The Manager has undertaken to reimburse expenses in the event that current yields drop below a certain level. This undertaking is voluntary and not contractual and may be terminated at any time. During the period ended November 30, 2008, there was no expense reimbursement pursuant to the undertaking.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2008, the fund was charged $70,481 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2008, the fund was charged $20,102 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended November 30, 2008, the fund was charged $1,646 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2008, the fund was charged $28,561 pursuant to the custody agreement.

During the period ended November 30, 2008, the fund was charged $6,086 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $73,863, chief compliance officer fees $2,466 and transfer agency per account fees $3,250.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Massachusetts Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Massachusetts Municipal Money Market Fund, including the statement of investments, as of November 30, 2008 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2008 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Massachusetts Municipal Money Market Fund at November 30, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 20, 2009

IMPORTANT TAX INFORMATION _(Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal period ended November 30, 2008 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Massachusetts residents, Massachusetts personal income taxes). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2008 calendar year on Form 1099-INT, which will be mailed by January 31, 2009.

At a meeting of the fund's Board of Trustees held on November 10-11, 2008, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and representatives of the Manager confirmed that there had been no material changes in the information. The Board also discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data,

which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance as well as comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper, all for various periods ended August 31, 2008. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of August 31, 2008. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was two basis points higher than the Expense Group median and the fund's actual management fee was two basis points higher than the Expense Group median and higher than the Expense Universe median. The Board also noted that the fund's total expense ratio was lower than the Expense Group median and approximated the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund's total returns were higher than the Performance Group median for each reported time period up to 5 years (and at the Performance Group median for the 10-year period), and lower than the Performance Universe median for each reported time period up to 10 years. The Board noted that the fund was the top ranked fund in the Performance Group for total return for the 1-year and 2-year periods.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates that was reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and any differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund, to evaluate the appropriateness and reasonableness of the fund's management fee. Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (65)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 181

David W. Burke (72)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 90

William Hodding Carter III (73)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
- President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
- The Century Foundation, a tax-exempt research foundation, Emeritus Director
- The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

No. of Portfolios for which Board Member Serves: 27

Gordon J. Davis (67)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Partner in the law firm of Dewey & LeBoeuf LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies, Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 41

Joni Evans (66)
Board Member (1991)

Principal Occupation During Past 5 Years:
- Chief Executive Officer, www.wowOwow.com an online community dedicated to women's conversations and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

———————

Ehud Houminer (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

———————

Richard C. Leone (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
- The American Prospect, Director
- Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

———————

Hans C. Mautner (71)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

No. of Portfolios for which Board Member Serves: 27

Robin A. Melvin (45)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
• Senior Vice President, Mentor, a National non-profit youth mentoring organization (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Burton N. Wallack (58)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

————————

John E. Zuccotti (71)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Emeritus Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 77 investment companies (comprised of 180 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 77 investment companies (comprised of 180 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. She is 53 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. She is 46 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since January 2008.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 201 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (78 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 74 investment companies (comprised of 197 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Massachusetts Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian
The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**
Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor
MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DMAXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0639AR1108